NANOFLEX POWER CORPORATION.
17207 N. Perimeter Drive, Suite 210
Scottsdale, Arizona 85255

February 21, 2014

BY EDGAR
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NanoFlex Power Corporation (the “Company”)
Amendment No.1 to Form 8-K Filed November 25, 2013 (the “8-K”)
File No. 333-187308

Dear Ms. Long:

Reference is made to your oral comments to the Company on February 5, 2014 relating to the subject filing (the “Comments”). Set forth below are the Comments followed by the Company’s responses thereto:

Comment #1:

Summary Business Developments, page 6

1.	We note your response to comment 4 in our letter dated December 11, 2013. Please disclose the duration of your patents.

We have revised the 8-K in response to Comment No. 1 on page 9 of Form 8-K/A Amendment No.3 (the “8-K/A”) as follows:

“As a result of its sponsored research programs, NanoFlex currently holds the exclusive commercialization rights to more than 680 issued or pending patents worldwide which cover architecture, processes and materials for OPV and GaAs technologies. As of December 13, 2013, US issuances and applications were as follows--61 issued patents, 45 pending non-provisional applications and 17 pending provisional applications. For regions outside of the US--165 issued patents, 385 pending patent applications and 20 pending PCT applications, which are further broken down per the following table.

Country	Issued	Pending
Argentina	1	0
Australia	23	28
Canada	2	41
China	39	25
Germany	7	0
European Patent Convention	17	54
Spain	6	0
France	5	0
Great Britain	5	0
Hong Kong	23	29
India	6	49
Japan	9	56
Korea	9	42
Mexico	3	0
Taiwan	10	61
Total	165	385

The patent applications being filed as a result of NanoFlex’s sponsored research programs are part of a dynamic, comprehensive development strategy to protect NanoFlex’s commercialization rights.  Following this developmental strategy, current work builds off of earlier work, with new discoveries continually developed and protected.  As a result, the IP portfolio continues to expand as later-filed applications capture the newly-developed innovations.

Patent lifetimes run twenty years from a patent application’s effective filing date, not from when the patent was granted.  There is a huge backlog in patent offices around the world, and as a result the processing time from application filing to the grant of the patent generally takes 3-5 years, and sometimes longer.  In the following table, both the low number of entries related to the patents with 15-20 years of remaining life and the much higher number of entries related to the patents with 10-15 years of remaining life reflect the lengthy processing time currently needed to obtain a patent.  Simply put, waiting 3-5 years after filing to obtain a patent is a rather common occurrence.

For U.S. Patents:
13/61 of issued patents have 0-5 years remaining;
12/61 of issued patents have 5-10 years remaining;
31/61 of issued patents have 10-15 years remaining; and
5/61 of issued patents have 15-20 years remaining.

For Foreign Patents:
21/165 of issued patents have 0-5 years remaining;
27/165 of issued patents have 5-10 years remaining;
116/165 of issued patents have 10-15 years remaining; and
1/165 of issued patents have 15-20 years remaining.”

Comment #2:

2.	We note your response to comment 6 in our letter dated December 11, 2013. Please disclose whether you have any current financing plans to support your development goals.

The Company currently does not have financing plans except for an on-going offering of units of its securities at a per unit price of $1.25 for gross proceeds up to $15,000,000 pursuant to Rule 506(b) of the Regulation D promulgated under the Securities Act of 1933, as amended (the “Private Placement”). Each unit consists of (i) one share of Common Stock and (ii) a five-year warrant to purchase one share of Common Stock at an exercise price of $2.50.

The Company will disclose in its Annual Report for the fiscal year ended December 31, 2013 the information as required under Item 701 of Regulation S-K of the Securities Act of 1933, as amended.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Robert J. Fasnacht
Name:	Robert J. Fasnacht
Title:	President and Chief Operating Officer

Encl.